Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
NeighborCare, Inc.:

We consent to the incorporation by reference in the Registration Statement (No. 333-111068) on Form S-8 of NeighborCare, Inc. of our report dated June 29, 2005, with respect to the statements of net assets available for benefits of the NeighborCare, Inc. Union 401(k) Plan as of December 31, 2004 and 2003, the related statements of changes in net assets available for benefits for the year ended December 31, 2004 and the period from September 1, 2003 to December 31, 2003, and the related Supplemental schedule of assets (held at end of year) as of December 31, 2004, which report appears elsewhere in this Form 11-K.

/s/ KPMG LLP

Baltimore, Maryland
June 29, 2005